T. Rowe Price Real Assets Fund (the fund), is registered under the Investment Company Act of 1940 (the 1940 Act) as a diversified, open-end management investment company. The fund seeks to provide long-term growth of capital. The fund has two classes of shares: the Real Assets Fund original share class, referred to in this report as the Investor Class, offered since July 28, 2010, and the Real Assets Fund–I Class (I Class), offered since August 28, 2015. I Class shares generally are available only to investors meeting a $1,000,000 minimum investment or certain other criteria. Each class has exclusive voting rights on matters related solely to that class; separate voting rights on matters that relate to both classes; and, in all other respects, the same rights and obligations as the other class.

Class Accounting Shareholder servicing, prospectus, and shareholder report expenses incurred by each class are charged directly to the class to which they relate. Expenses common to both classes, investment income, and realized and unrealized gains and losses are allocated to the classes based upon the relative daily net assets of each class.

The I Class is subject to an operating expense limitation (I Class limit) pursuant to which Price Associates is contractually required to pay all operating expenses of the I Class, excluding management fees, interest, borrowing-related expenses, taxes, brokerage commissions, and extraordinary expenses, to the extent such operating expenses, on an annualized basis, exceed 0.05% of average net assets. This agreement will continue until April 30, 2018, and may be renewed, revised or revoked only with approval of the fund’s Board. The I Class is required to repay Price Associates for expenses previously paid to the extent the class’s net assets grow or expenses decline sufficiently to allow repayment without causing the class’s operating expenses to exceed the I Class limit. However, no repayment will be made more than three years after the date of a payment or waiver. Pursuant to this agreement, $1,000 of expenses were waived/paid by Price Associates during the year ended December 31, 2015 and remain subject to repayment by the fund.